Exhibit 11.2
Logistic Properties of the Americas
Insider Trading Policy
and Guidelines with Respect to Certain Transactions in Company Securities
APPLICABILITY OF POLICY
This Policy applies to all transactions in the Company’s securities, including its ordinary shares, par value US$0.0001 per share (“Ordinary Shares”), options to purchase Ordinary Shares and any other securities the Company may issue from time to time, such as preferred shares, warrants and convertible notes, as well as to derivative securities relating to the Company’s Ordinary Shares, whether or not issued by the Company, such as exchange-traded options. Except as otherwise provided herein, this Policy covers all officers and directors of the Company and its subsidiaries, all other employees of the Company and its subsidiaries, and consultants, advisors, or contractors to the Company or its subsidiaries and members of the immediate family or household of any such person (collectively, the “Covered Persons”). This Policy also applies to any person who receives Material Nonpublic Information from any Covered Person.
DEFINITION OF MATERIAL NONPUBLIC INFORMATION
It is not possible to define all categories of material information. However, the U.S. Supreme Court and other federal courts have ruled that information should be regarded as “material” if there is a substantial likelihood that a reasonable investor:
(1)would consider the information important in making an investment decision; and
(2)would view the information as having significantly altered the “total mix” of available information about the Company.
“Nonpublic” information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. As a rule of thumb, information is considered nonpublic until at least two full trading days have passed after the Company releases the information to a national wire service or files it with the SEC. For example, if an announcement is made on a Monday at close of business, trading should not occur until Wednesday after close of business. The Policy Supervisors will know when information has been released to the public.
While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. In addition, material information may be positive or negative. While it is not possible to define all categories of material information, some examples of material information are:
●Financial results

●Information relating to the Company's NYSE American listing or SEC regulatory issues

●Information regarding regulatory review of Company products

●Intellectual property and other proprietary/scientific information

●Projections of future earnings or losses

●Major contract awards, cancellations or write-offs

●Joint ventures/commercial partnerships with third parties

●Research milestones and related payments or royalties

●News of a pending or proposed merger or acquisition

●News of the disposition of material assets

●Impending bankruptcy or financial liquidity problems

●Gain or loss of a substantial customer or supplier

●New product announcements of a significant nature

●Significant pricing changes

●Capital restructures, including share splits and consolidations

●New equity or debt offerings

●Share repurchases, redemptions, surrenders and other similar transactions

●Significant litigation exposure due to actual or threatened litigation

●Changes in senior management or the Board of Directors of the Company

●Capital investment plans

●Changes in dividend policy

●Changes to the memorandum or articles of association of the Company

Unfortunately, no one can define in advance exactly what constitutes material information, since there are many gray areas and varying circumstances. Therefore, any trading is risky. When doubt exists, you should presume that the information is material and consult with one of the Policy Supervisors prior to trading.

If you are unsure whether information of which you are aware is material or nonpublic, you should consult with one of the Policy Supervisors prior to trading. If you are a director, an executive officer or an Insider, you must always consult with a Policy Supervisor before trading, as outlined in this policy.
CERTAIN EXCEPTIONS
For purposes of this Policy:
1.Share Options Exercises. For purposes of this Policy, the Company considers that the exercise of share options under the Company’s share option plans (but not the sale of the underlying shares) to be exempt from this Policy. This Policy does apply, however, to any sale of shares as part of a broker-assisted “cashless” exercise of an option, or any market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2. 401(k) Plan. This Policy does not apply to purchases of Company shares in the Company’s 401(k) plan resulting from periodic contributions of money to the plan pursuant to payroll deduction elections. This Policy does apply, however, to certain elections that may be made under the 401(k) plan, including (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company share fund, if any, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company share fund, (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of a participant’s Company share fund balance and (d) an election to pre-pay a plan loan if the prepayment will result in allocation of loan proceeds to the Company share fund.
3.Employee Share Purchase Plan. This Policy does not apply to purchases of Company shares in the Company’s employee share purchase plan, if any, resulting from periodic contributions of money to the plan pursuant to the elections made at the time of enrollment in the plan. This Policy also does not apply to purchases of Company shares resulting from lump sum contributions to the plan, provided that the participant elected to participate by lump-sum payment at the beginning of the applicable enrollment period. This Policy does apply to a participant’s election to participate in or increase his or her participation in the plan, and to a participant’s sales of Company shares purchased pursuant to the plan.

4.Dividend Reinvestment Plan. This Policy does not apply to purchases of Company shares under the Company’s dividend reinvestment plan, if any, resulting from reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company shares that result from additional contributions a participant chooses to make to the plan, and to a participant’s election to participate in the plan or increase his level of participation in the plan. This Policy also applies to his or her sale of any Company shares purchased pursuant to the plan.

5.General Exceptions. Any exceptions to this Policy other than as set forth above may only be made by advance written approval of each of: (i) the Company’s Chief Executive Officer, (ii) the Company’s Insider Trading Policy Supervisors and (iii) the Chairman of the Governance and Nominating Committee of the Board. Any such exceptions shall be immediately reported to the remaining members of the Board.
STATEMENT OF POLICY
General Policy
It is the policy of the Company to prohibit the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading related to the Company or any other company.
Specific Policies
1.Trading on Material Nonpublic Information. With certain exceptions, no Covered Person shall engage in any transaction involving a purchase or sale of the Company’s or any other company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. However, see Section 2 under “Permitted Trading Period” below for a full discussion of trading pursuant to a pre-established plan or by delegation.
As used herein, the term “Trading Day” shall mean a day on which national stock exchanges are open for trading.
2.Tipping. No Covered Person shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Covered Person or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities. No Covered Person shall communicate Material Nonpublic Information about the Company or other publicly traded companies, including the Company's vendors, suppliers and customers, when that information is obtained in the course of employment with the Company or the performance of services on the Company's behalf, to other persons before its public disclosure and dissemination by the Company or such other respective company. Therefore, you should exercise care when speaking with other personnel who do not have a "need to know" and when communicating with family, friends and others who are not associated with the Company, even if they are subject to this policy. To avoid even the appearance of impropriety, please refrain from discussing our business or prospects or making recommendations about buying or selling the Company's securities or the securities of other companies with which the Company has a relationship. This concept of unlawful tipping includes passing on information to friends, family members or acquaintances under circumstances that suggest that you were trying to help them make a profit or avoid a loss.
3.Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards, blogs or social media) is strictly forbidden. Your failure to maintain the confidentiality of Material Nonpublic Information could greatly harm the Company's ability to conduct business. In addition, you could be exposed to significant civil and criminal penalties and legal action.

    It is the policy of the Company that all public communications of the Company (including, without limitation, communications with the press, other public statements, statements made via the Internet or social media outlets, or communications with any regulatory authority) be handled only through the Company’s Chief Executive Officer (the “CEO”), an authorized designee of the CEO or the Company’s public or investor relations firm. Please refer all press, analyst or similar requests for information to the Company's investor relations team at ir@lpamericas.com and do not respond to any inquiries without prior authorization from the CEO and/or the Policy Supervisors.

4.Duty to Report Inappropriate and Irregular Conduct. All employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within the company, consistent with generally accepted accounting principles and both federal and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or irregularities, any trading in the Company's securities by personnel or any disclosure of Material Nonpublic Information by personnel, in either case which you have reason to believe may violate this policy, whether by witnessing the incident or being told of it, must report it to their immediate supervisor and to the Policy Supervisors and any member of the Company’s Audit Committee. In certain instances, employees are allowed to participate in federal or state proceedings. For a more complete understanding of this issue, employees should consult their employee manual and/or seek the advice from their direct report or the Company’s principal executive officers (who may, in turn, seek input from the Company’s outside legal counsel).

POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION
1.     Liability for Insider Trading. Covered Persons may be subject to penalties of up to $5,000,000 for individuals (and $25,000,000 for a business entity) and up to twenty (20) years in prison for engaging in transactions in the Company’s securities at a time when they possess Material Nonpublic Information regarding the Company. In addition, the SEC has the authority to seek a civil monetary penalty of up to three times the amount of profit gained or loss avoided by illegal insider trading. “Profit gained” or “loss avoided” generally means the difference between the purchase or sale price of the Company’s shares and its value as measured by the trading price of the shares a reasonable period after public dissemination of the nonpublic information.

2.    Liability for Tipping. Covered Persons may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to monitor and uncover insider trading.

3.    Possible Disciplinary Actions. Individuals subject to the Policy who violate this Policy shall also be subject to disciplinary action by the Company, which may include suspension, forfeiture of perquisites, ineligibility for future participation in the Company’s equity incentive plans and/or termination of employment.
PERMITTED TRADING PERIOD
1. Black-Out Period and Trading Window.
To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all executive officers and directors and those individuals or entities affiliated with the Company having regular access to Material Non-Public Information including, without limitation, the Company’s financial statements prior to public disclosure thereof (the “Insiders”) refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the period commencing at the open of business on the third Trading Day following the date of public disclosure of the financial results for the prior quarterly period and ending on the tenth day of the final month of each fiscal quarter (the “Trading Window”). If such public disclosure occurs on a Trading Day before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure.
It is the Company’s policy that the period when the Trading Window is “closed” is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This is because Insiders, as any semi-annual period progresses, are increasingly likely to possess Material Nonpublic Information about the expected financial results for the applicable semi-annual period or fiscal year. The purpose of the Trading Window is to avoid any unlawful or improper transactions or the appearance of any such transactions.

     It should be noted that even during the Trading Window any person possessing Material Nonpublic Information concerning the Company shall not engage in any transactions in the Company’s (or any other companies, as applicable) securities until such information has been known publicly for at least two Trading Days. The Company has adopted the policy of delaying trading for “at least two Trading Days” because the securities laws require that the public be informed effectively of previously undisclosed material information before Insiders trade in the Company’s shares. Public disclosure may occur through a widely disseminated press release or through filings, such as a Form 6-K, with the SEC. Furthermore, in order for the public to be effectively informed, the public must be given time to evaluate the information disclosed by the Company. Although the amount of time necessary for the public to evaluate the information may vary depending on the complexity of the information, generally two Trading Days is a sufficient period of time.
From time to time, the Company may also require that Insiders suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and may not disclose to others the fact of such suspension of trading.
Although the Company may from time to time require during a Trading Window that Insiders and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.
Notwithstanding these general rules, Insiders may trade outside of the Trading Window provided that such trades are made pursuant to a legally compliant, pre-established plan or by delegation established at a time that the Insider is not in possession of Material Nonpublic Information. These alternatives are discussed in the next section.
2. Trading According to a Pre-established Plan (10b5-1) or by Delegation.
The SEC has adopted Rule 10b5-1 (which was amended in December 2022) under which insider trading liability can be avoided if Insiders follow very specific procedures. In general, such procedures involve trading according to pre-established instructions, plans or programs (a “10b5-1 Plan”) after a required “cooling off” period described below.

10b5-1 Plans must:
(a) Be documented by a contract, written plan, or formal instruction which provides that the trade take place in the future. For example, an Insider can contract to sell his or her shares on a specific date, or simply delegate such decisions to an investment manager, 401(k) plan administrator or similar third party. This documentation must be provided to and approved by the Company’s Insider Trading Policy Supervisors;
(b) Include in its documentation the specific amount, price and timing of the trade, or the formula for determining the amount, price and timing. For example, the Insider can buy or sell shares in a specific amount and on a specific date each month, or according to a pre-established percentage (of the Insider’s salary, for example) each time that the share price falls or rises to pre-established levels. In the case where trading decisions have been delegated (i.e., to a third party broker or money manager), the specific amount, price and timing need not be provided;

(c) Be implemented at a time when the Insider does not possess material non-public information. As a practical matter, this means that the Insider may set up 10b5-1 Plans, or delegate trading discretion, only during a “Trading Window” (discussed in Section 1, above), assuming the Insider is not in possession of material non-public information;
(d)     Remain beyond the scope of the Insider’s influence after implementation. In general, the Insider must allow the 10b5-1 Plan to be executed without changes to the accompanying instructions, and the Insider cannot later execute a hedge transaction that modifies the effect of the 10b5-1 Plan. Insiders should be aware that the termination or modification of a 10b5-1 Plan after trades have been undertaken under such plan could negate the 10b5-1 affirmative defense afforded by such program for all such prior trades. As such, termination or modification of a 10b-5 Plan should only be undertaken in consultation with your legal counsel. If the Insider has delegated decision-making authority to a third party, the Insider cannot subsequently influence the third party in any way and such third party must not possess material non-public information at the time of any of the trades;
(e)Be subject to a “cooling off” period. Effective February 27, 2023, Rule 10b5-1 contains a “cooling-off period” for directors and officers that prohibits them from trading in a 10b5-1 Plan until the later of (i) 90 days following the plan’s adoption or modification or (ii) two business days following the Company’s disclosure (via a report filed with the SEC) of its financial results for the fiscal semi-annual period in which the plan was adopted or modified; and
(f)Contain certifications. Effective February 27, 2023, directors and officers are required to include a certification in their 10b5-1 Plans to certify that at the time the plan is adopted or modified: (i) they are not aware of Material Nonpublic Information about the Company or its securities and (ii) they are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the anti-fraud provisions of the Exchange Act.
Important: In addition, effective February 27, 2023: (i) Insiders are prohibited from having multiple overlapping 10b5-1 Plans or more than one plan in any given year and (ii) a modification relating to amount, price and timing of trades under a 10b5-1 Plan is deemed a plan termination which requires a new cooling off period.

Pre-Approval Required: Prior to implementing a 10b5-1 Plan, all officers and directors must receive the approval for such plan from (and provide the details of the plan to) the Company’s Insider Trading Policy Supervisors.
3. Pre-Clearance of Trades.
Even during a Trading Window, each Insider, must comply with the Company’s “pre-clearance” process prior to trading in the Company’s securities, implementing a pre-established plan for trading, or delegating decision-making authority over such Insider’s trades. To do so, each Insider must contact the Company’s Insider Trading Policy Supervisors prior to initiating any of these actions. The Company may also find it necessary, from time to time, to require compliance with the pre-clearance process from others who may be in possession of Material Nonpublic Information. This pre-clearance requirement is designed as a means of enforcing the policies specified above. Specifically:

•Any proposed transaction (unless otherwise specified) should be submitted to the Policy Supervisors at least five full trading days in advance of the proposed transaction.
•Before any trade, a Policy Supervisor must confirm to you via email or specialized software notification that the window period is open and will remain open for the period during which the trade is expected to occur.
•The signature of at least one Policy Supervisor is required on the pre-clearance checklist (in the form attached hereto as Exhibit B) prior to each trade.
•Any confirmation of approval of a trade must not have been revoked by oral or email notice from a Policy Supervisor.
•Pre-cleared trades must be completed within five full trading days of receipt of pre-clearance unless an exception is granted by a Policy Supervisor. Transactions not completed within the time limit are subject to pre-clearance again.
•You are responsible for ensuring that you do not have Material Nonpublic Information about the Company before engaging in a transaction and that you comply with any and all other legal obligations. Therefore, when a request for pre-clearance is made, you should carefully consider whether you are aware of any Material Nonpublic Information about the Company and should describe fully those circumstances to the Policy Supervisors. In addition, you should be prepared to comply with Rule 144 under the Securities Act of 1933, as amended, and requirements to file Form 144.
•A Policy Supervisor may not trade in the Company's securities unless another Policy Supervisor has approved the trade(s) in accordance with this policy's procedures.

A Policy Supervisor's approval of a transaction submitted for pre-clearance does not constitute legal advice, does not constitute confirmation that you do not possess Material Nonpublic Information and does not relieve you of any of your legal obligations.
4. Individual Responsibility.
Every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has established a Trading Window applicable to an Insider or any other Insiders of the Company. Each individual, and not necessarily the Company, is responsible for his or her own actions and will be individually responsible for the consequences of their actions. Therefore, appropriate judgment, diligence and caution should be exercised in connection with any trade in the Company’s securities. A Covered Person may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Covered Person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

            Additionally, this policy applies to you, any family member and any other person who has a relationship with you (legal, personal or otherwise) that might reasonably result in that person's transactions being attributable to you. This includes any legal entities that are influenced or controlled by you or other persons who have a relationship with you and are subject to this policy, such as corporations, partnerships or trusts. Your "family members" consist of people within your family who live with you, or are financially dependent on you, and also include other family members whose transactions in securities are directed by you or are subject to your influence or control. You may also be responsible for transactions by other persons with whom you share a residence or who consult with you before they trade in securities where those persons' transactions might reasonably be attributable to you. You may also be responsible if you gift our securities when you are aware of Material Nonpublic Information and know or are reckless in not knowing that the donee will sell the securities prior to the disclosure of such information. In all cases, you must ensure that persons whose trading activities you directly or indirectly influence, or those whose trading activities would reasonably be perceived by others to be under your influence, comply with the terms of this policy.
APPLICABILITY OF POLICY TO INSIDE INFORMATION REGARDING OTHER COMPANIES
This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies,

including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of the Company. Civil and criminal penalties, as well as termination of employment, may result from trading on Material Nonpublic Information regarding the Company’s business partners. All Covered Persons should treat Material Nonpublic Information about the Company’s business partners with the same care as is required with respect to information relating directly to the Company.
INQUIRIES
Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Policy Supervisors.